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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  ) *
                                          ------

                                    IBP Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449223106
                  --------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1 (b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449223106
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Brandes Investment Partners, L.P.
          I.R.S. Identification Nos.
          of above persons (entities only).    33-0704072
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization         California

--------------------------------------------------------------------------------

                    5.   Sole Voting Power
                    ------------------------------------------------------------
Number of
Shares Bene-        6.   Shared Voting Power           6,051,871
ficially owned      ------------------------------------------------------------
by Each
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------

                    8.   Shared Dispositive Power      6,051,871
--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                               [ ]
--------------------------------------------------------------------------------

     11.  Percent of Class Represented by Amount in Row (9)
          6.5%
--------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions)
          IA, PN

--------------------------------------------------------------------------------

CUSIP No. 449223106
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Brandes Investment Partners, Inc.
          I.R.S. Identification Nos.
          of above persons (entities only).    33-0090873
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization         California

--------------------------------------------------------------------------------

                    5.   Sole Voting Power
                    ------------------------------------------------------------
Number of
Shares Bene-        6.   Shared Voting Power           6,051,871
ficially owned      ------------------------------------------------------------
by Each
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------

                    8.   Shared Dispositive Power      6,051,871

--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          6,051,871 shares are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

--------------------------------------------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                               [ ]
--------------------------------------------------------------------------------

     11.  Percent of Class Represented by Amount in Row (9)
          6.5%
--------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions)
          CO, OO (Control Person)

--------------------------------------------------------------------------------

CUSIP No. 449223106
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Brandes Holdings, L.P.
          I.R.S. Identification Nos.
          of above persons (entities only).    33-0836630
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization         California

--------------------------------------------------------------------------------

                    5.   Sole Voting Power
                    ------------------------------------------------------------
Number of
Shares Bene-        6.   Shared Voting Power           6,051,871
ficially owned      ------------------------------------------------------------
by Each
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------

                    8.   Shared Dispositive Power      6,051,871

--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          6,051,871 shares are deemed to be beneficially owned by Brandes Holdings, L.P., as a control person of the investment adviser. Brandes Holdings, L.P. disclaims any direct ownership of the shares reported in this Schedule 13G.

--------------------------------------------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                               [ ]
--------------------------------------------------------------------------------

     11.  Percent of Class Represented by Amount in Row (9)
          6.5%
--------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions)
          PN, OO (Control Person)

--------------------------------------------------------------------------------

CUSIP No. 449223106
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Charles H. Brandes
          I.R.S. Identification Nos.
          of above persons (entities only).
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization         USA

--------------------------------------------------------------------------------

                    5.   Sole Voting Power
                    ------------------------------------------------------------
Number of
Shares Bene-        6.   Shared Voting Power           6,051,871
ficially owned      ------------------------------------------------------------
by Each
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------

                    8.   Shared Dispositive Power      6,051,871

--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          6,051,871 shares are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

--------------------------------------------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                               [ ]
--------------------------------------------------------------------------------

     11.  Percent of Class Represented by Amount in Row (9)
          6.5%
--------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions)
          IN, OO (Control Person)

--------------------------------------------------------------------------------

CUSIP No. 449223106
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Glenn R. Carlson
          I.R.S. Identification Nos.
          of above persons (entities only).
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization         USA

--------------------------------------------------------------------------------

                    5.   Sole Voting Power
                    ------------------------------------------------------------
Number of
Shares Bene-        6.   Shared Voting Power           6,051,871
ficially owned      ------------------------------------------------------------
by Each
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------

                    8.   Shared Dispositive Power      6,051,871

--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          6,051,871 shares are deemed to be beneficially owned by Glenn R. Carlson, a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

--------------------------------------------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                               [ ]
--------------------------------------------------------------------------------

     11.  Percent of Class Represented by Amount in Row (9)
          6.5%
--------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions)
          IN, OO (Control Person)

--------------------------------------------------------------------------------

CUSIP No. 449223106
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.          Jeffrey A. Busby
          I.R.S. Identification Nos.
          of above persons (entities only).
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Citizenship or Place of Organization         USA

--------------------------------------------------------------------------------

                    5.   Sole Voting Power
                    ------------------------------------------------------------
Number of
Shares Bene-        6.   Shared Voting Power           6,051,871
ficially owned      ------------------------------------------------------------
by Each
Reporting           7.   Sole Dispositive Power
Person With:        ------------------------------------------------------------

                    8.   Shared Dispositive Power      6,051,871

--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          6,051,871 shares are deemed to be beneficially owned by Jeffrey A. Busby, a control person of the investment adviser. Mr. Busby disclaims any direct ownership of the shares reported in this Schedule 13G, except for an amount that is substantially less than one per cent of the number of shares reported herein.

--------------------------------------------------------------------------------

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions)                                               [ ]
--------------------------------------------------------------------------------

     11.  Percent of Class Represented by Amount in Row (9)
          6.5%
--------------------------------------------------------------------------------

     12.  Type of Reporting Person (See Instructions)
          IN, OO (Control Person)

--------------------------------------------------------------------------------

ITEM 1(a)  NAME OF ISSUER
           IBP Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
           P.O. Box 515, Dakota City, NE 68731

ITEM 2(a)  NAME OF PERSON FILING
          (i)   Brandes Investment Partners, L.P.
          (ii)  Brandes Investment Partners, Inc.
          (iii) Brandes Holdings, L.P.
          (iv)  Charles H. Brandes
          (v)   Glenn R. Carlson
          (vi)  Jeffrey A. Busby

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
          (i)   12750 High Bluff Drive, San Diego, CA  92130
          (ii)  12750 High Bluff Drive, San Diego, CA  92130
          (iii) 12750 High Bluff Drive, San Diego, CA  92130
          (iv)  12750 High Bluff Drive, San Diego, CA  92130
          (v)   12750 High Bluff Drive, San Diego, CA  92130
          (vi)  12750 High Bluff Drive, San Diego, CA  92130

ITEM 2(c) CITIZENSHIP
          (i)   California
          (ii)  California
          (iii) California
          (iv)  USA
          (v)   USA
          (vi)  USA

ITEM 2(d) TITLE OF CLASS OF SECURITIES
          Common

ITEM 2(e) CUSIP NUMBER
          449223106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (section) 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a)  [ ]  Broker or dealer  registered  under  section  15 of the Act (15 U.S.C.
          78o).
(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)  [ ]  An    investment     adviser    in    accordance     with    (section)
          240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with (section) 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with (section) 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [X]  Group, in accordance with (section) 240.13d-1(b)(1)(ii)(J);

This statement is filed by Brandes Investment Partners, L.P., an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)

ITEM 4.   OWNERSHIP.

          Common Stock

          (a)  Amount beneficially owned:
               6,051,871
               -----------------------------------------------------------------
          (b)  Percent of class:
               6.5%
               -----------------------------------------------------------------
          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote
                    0
                    ------------------------------------------------------------
              (ii)  Shared power to vote or to direct the vote
                    6,051,871
                    ------------------------------------------------------------
             (iii)  Sole power to dispose or to direct the disposition of
                    0
                    ------------------------------------------------------------
              (iv) Shared power to dispose or to direct the disposition of 6,051,871
                    ------------------------------------------------------------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          See Exhibit A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10.  CERTIFICATION

          (a) The following certification shall be included if the statement filed pursuant to (section) 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


Date:  February 11, 1999

                                   BRANDES INVESTMENT PARTNERS, L.P.

                                   By: /s/ Ginger Weston
                                      -----------------------------------------
                                      Ginger Weston as Attorney-In-Fact for
                                      Charles H. Brandes, President and Chairman
                                      of Brandes Investment Partners, Inc., its
                                      General Partner

                                   BRANDES INVESTMENT PARTNERS, INC.

                                   By: /s/ Ginger Weston
                                      -----------------------------------------
                                      Ginger Weston as Attorney-In-Fact for
                                      Charles H. Brandes, President and Chairman

                                   BRANDES HOLDINGS, L.P.

                                   By: /s/ Ginger Weston
                                      -----------------------------------------
                                      Ginger Weston as Attorney-In-Fact for
                                      Charles H. Brandes, President and Chairman
                                      of Brandes Investment Partners, Inc., its
                                      General Partner

                                   By: /s/ Ginger Weston
                                      -----------------------------------------
                                      Ginger Weston as Attorney-In-Fact for
                                      Charles H. Brandes, Control Person

                                   By: /s/ Ginger Weston
                                      -----------------------------------------
                                      Ginger Weston as Attorney-In-Fact for
                                      Glenn R. Carlson, Control Person

                                   By: /s/ Ginger Weston
                                      -----------------------------------------
                                      Ginger Weston as Attorney-In-Fact for
                                      Jeffrey A. Busby, Control Person

EXHIBIT A

            Identification and Classification of Members of the Group
            ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

             Name                                   Classification
             ----                                   --------------
Brandes Investment Partners, L.P.     Investment adviser registered under
(the "Investment Adviser")            Investment Advisers Act of 1940

Brandes Investment Partners, Inc.     A control person of the Investment Adviser

Brandes Holdings, L.P.                A control person of the Investment Adviser

Charles H. Brandes                    A control person of the Investment Adviser

Glenn R. Carlson                      A control person of the Investment Adviser

Jeffrey A. Busby                      A control person of the Investment Adviser

EXHIBIT B

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  February 11, 1999

                                   BRANDES INVESTMENT PARTNERS, L.P.

                                   By: /s/ Charles H. Brandes
                                      -----------------------------------------
                                      Charles H. Brandes, President and Chairman
                                      of Brandes Investment Partners, Inc., its
                                      General Partner

                                   BRANDES INVESTMENT PARTNERS, INC.

                                   By: /s/ Charles H. Brandes
                                      -----------------------------------------
                                      Charles H. Brandes, President and Chairman

                                   BRANDES HOLDINGS, L.P.

                                   By: /s/ Charles H. Brandes
                                      -----------------------------------------
                                      Charles H. Brandes, President and Chairman
                                      of Brandes Investment Partners, Inc., its
                                      General Partner

                                   By: /s/ Charles H. Brandes
                                      -----------------------------------------
                                      Charles H. Brandes, Control Person


                                   By: /s/ Glenn R. Carlson
                                      -----------------------------------------
                                      Glenn R. Carlson, Control Person


                                   By: /s/ Jeffrey A. Busby
                                      -----------------------------------------
                                      Jeffrey A. Busby, Control Person

EXHIBIT C

                       Disclaimer of Beneficial Ownership
                       ----------------------------------

IBP Inc.
6,051,871

Brandes Investment Partners, Inc., Brandes Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the share class. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D

                           Power of Attorney Forms for
                           Schedules 13G and Forms 13F

I, Charles Brandes, as director and chairman of Brandes Investment Partners, Inc., which is the sole General Partner of Brandes Holdings, L.P., and as a Managing Partner of Brandes Investment Partners, L.P., hereby appoint Gerald W. Wheeler and Ginger Weston as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, L.P., and Brandes Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 11 day of February, 1999.


                                        /s/ Charles H. Brandes
                                        ---------------------------------------
                                        Charles H. Brandes

EXHIBIT D

                           Power of Attorney Forms for
                                  Schedules 13G

I, Glenn R. Carlson, hereby appoint Gerald W. Wheeler and Ginger Weston as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 11 day of February, 1999.


                                        /s/ Glenn R. Carlson
                                        ----------------------------------------
                                        Glenn R. Carlson

EXHIBIT D

                           Power of Attorney Forms for
                                  Schedules 13G

I, Jeffrey A. Busby hereby appoint Gerald W. Wheeler and Ginger Weston as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 11 day of February, 1999.


                                        /s/ Jeffrey A. Busby
                                        ----------------------------------------
                                        Jeffrey A. Busby